UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

API Technologies Corp.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

00187E104
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00187E104	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HARVEY SANDLER REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 522,543
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 522,543
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,543 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.73%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00187E104	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 76,450
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 76,450
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,450 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00187E104	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HARVEY SANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 598,993
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 598,993
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,993 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.98%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00187E104	SCHEDULE 13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer: API Technologies Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

One North Wacker Drive, Suite 4400, Chicago, Illinois 60606

Item 2.

1.	(a)	Name of Person Filing:

Harvey Sandler Revocable Trust

	(b)	Address of Principal Business Office or, if None, Residence:

c/o Gary Rubin CPA, Rubin & Associates CPA Firm, PA, 2080 NW Boca Raton Blvd, Suite 6, Boca Raton, FL 33431

	(c)	Citizenship:

Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

00187E104

2.	(a)	Name of Person Filing:

The Harvey and Phyllis Sandler Foundation, Inc.

	(b)	Address of Principal Business Office or, if None, Residence:

c/o Gary Rubin CPA, Rubin & Associates CPA Firm, PA, 2080 NW Boca Raton Blvd, Suite 6, Boca Raton, FL 33431

	(c)	Citizenship:

The Harvey and Phyllis Sandler Foundation, Inc. is a corporation organized under the laws of the State of Florida.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

00187E104

CUSIP No. 00187E104	SCHEDULE 13G	Page 6 of 10 Pages

3.	(a)	Name of Person Filing:

Harvey Sandler

	(b)	Address of Principal Business Office or, if None, Residence:

c/o Gary Rubin CPA, Rubin & Associates CPA Firm, PA, 2080 NW Boca Raton Blvd, Suite 6, Boca Raton, FL 33431

	(c)	Citizenship:

Harvey Sandler is a United States citizen.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

00187E104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. (Share holdings are as of February 8, 2011.)

	1.	Harvey Sandler Revocable Trust

	(a)	Amount beneficially owned: 522,543 shares of Common Stock, $0.001 par value per share, of API Technologies Corp.

	(b)	Percent of class: 1.73%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 522,543 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 522,543 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

	2.	The Harvey and Phyllis Sandler Foundation, Inc.

	(a)	Amount beneficially owned: 76,450 shares of Common Stock, $0.001 par value per share, of API Technologies Corp.

CUSIP No. 00187E104	SCHEDULE 13G	Page 7 of 10 Pages

(b)	Percent of class: 0.25%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 76,450 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 76,450 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

3.	Harvey Sandler

(a)	Amount beneficially owned: 598,993 shares of Common Stock, $0.001 par value per share, of API Technologies Corp.

(b)	Percent of class: 1.98%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 598,993 shares(1)

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 598,993 shares(1)

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(1)           Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust and is the President of The Harvey and Phyllis Sandler Foundation Inc.  As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1).  The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of any securities held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation Inc.

CUSIP No. 00187E104	SCHEDULE 13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A for Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 00187E104	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	Sole Trustee

Date: February 11, 2011	/s/ Harvey Sandler
HARVEY SANDLER

Date: February 11, 2011	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	President

CUSIP No. 00187E104	SCHEDULE 13G	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of API TECHNOLOGIES CORP. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned’s name.

Date: February 11, 2011	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	Sole Trustee

Date: February 11, 2011	/s/ Harvey Sandler
HARVEY SANDLER

Date: February 11, 2011	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	President